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Exhibit 99.2

Performance Sports Group Ltd.
(formerly Bauer Performance Sports Ltd.)

Consolidated Financial Statements
For the years ended May 31, 2014 and 2013
(Expressed in U.S. dollars)

 Independent Auditors' Report

To the Shareholders of Performance Sports Group Ltd.:

We have audited the accompanying consolidated financial statements of Performance Sports Group Ltd. ("the Company"), which comprise the consolidated statements of financial position as at May 31, 2014 and 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended May 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Performance Sports Group Ltd. as at May 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years ended May 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Standards Board.

/s/ KPMG LLP
August 12, 2014
Boston, Massachusetts, USA

 PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars)

	As of May 31, 2014	As of May 31, 2013
ASSETS
Cash	$6,871	$4,467
Trade and other receivables (Note 11)	205,649	113,682
Inventories (Note 12)	157,429	109,747
Income taxes recoverable	5,580	1,966
Foreign currency forward contracts (Note 23)	3,193	4,513
Prepaid expenses and other assets	6,062	3,084

Total current assets	384,784	237,459
Property, plant and equipment (Note 13)	12,482	10,509
Goodwill and intangible assets (Note 14)	410,050	152,644
Foreign currency forward contracts (Note 23)	—	1,119
Other non-current assets	475	721
Deferred income taxes (Note 15)	12,030	4,985

TOTAL ASSETS	$819,821	$407,437

LIABILITIES
Debt (Note 16)	$91,518	$10,774
Trade and other payables	42,116	22,548
Accrued liabilities (Note 17)	38,593	25,672
Provisions (Note 18)	5,564	2,041
Income taxes payable	3,788	989
Retirement benefit obligations (Note 19)	358	358

Total current liabilities	181,937	62,382
Debt (Note 16)	431,573	160,913
Provisions (Note 18)	257	383
Retirement benefit obligations (Note 19)	5,506	5,522
Other non-current liabilities	115	879
Deferred income taxes (Note 15)	2,606	918

TOTAL LIABILITIES	621,994	230,997
EQUITY
Share capital (Note 20)	145,970	141,397
Contributed surplus (Note 21)	13,426	9,562
Retained earnings	47,124	27,037
Accumulated other comprehensive loss	(8,693)	(1,556)

TOTAL EQUITY	197,827	176,440

TOTAL LIABILITIES & EQUITY	$819,821	$407,437

Commitments and Contingencies (Note 24)
Subsequent Events (Note 28)

On behalf of the Board:

(Signed) BERNARD MCDONELL, Director	(Signed) ROBERT NICHOLSON, Director

The accompanying notes are an integral part of the consolidated financial statements.

 PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of U.S. dollars, except per share amounts)

	For the years ended May 31,
	2014	2013
Revenues	$446,179	$399,593
Cost of goods sold (Notes 13 and 14)	291,843	252,419

Gross profit	154,336	147,174
Selling, general and administrative expenses (Notes 9, 13 and 14)	105,212	90,435
Research and development expenses	18,454	16,056

Income before finance costs, finance income, gain on bargain purchase, other expenses and income tax expense	30,670	40,683
Finance costs (Note 10)	13,983	8,566
Finance income (Note 10)	(11,177)	(2,000)
Gain on bargain purchase (Note 5)	—	(1,190)
Other expenses	353	158

Income before income tax expense	27,511	35,149
Income tax expense (Note 15)	7,424	9,817

Net income	$20,087	$25,332
Other comprehensive loss:
Items that may be reclassified to net income:
Foreign currency translation differences	(6,917)	(120)
Items that will not be subsequently reclassified to net income:
Actuarial losses on defined benefit plans, net (Note 19)	(220)	(217)

Other comprehensive loss, net of taxes	(7,137)	(337)

Total comprehensive income	$12,950	$24,995

Basic earnings per common share (Note 22)	$0.57	$0.74

Diluted earnings per common share (Note 22)	$0.54	$0.70

The accompanying notes are an integral part of the consolidated financial statements.

 PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars)

	Share capital	Contributed surplus	Retained earnings	Foreign currency translation differences	Actuarial losses on defined benefit plans, net of taxes	Total Equity
Balance as of June 1, 2012	$107,858	$4,489	$1,705	$(706)	$(513)	$112,833
Net income	—	—	25,332	—	—	25,332
Other comprehensive loss	—	—	—	(120)	(217)	(337)
Issuance of common shares	32,902	—	—	—	—	32,902
Common share issuance costs	—	(2,098)	—	—	—	(2,098)
Share-based payment expense	—	3,611	—	—	—	3,611
Exercise of stock options	637	(1,331)	—	—	—	(694)
Recognition of taxes on items recorded to equity	—	4,891	—	—	—	4,891

Balance as of May 31, 2013	$141,397	$9,562	$27,037	$(826)	$(730)	$176,440

Balance as of June 1, 2013	$141,397	$9,562	$27,037	$(826)	$(730)	$176,440
Net income	—	—	20,087	—	—	20,087
Other comprehensive loss	—	—	—	(6,917)	(220)	(7,137)
Share-based payment expense	—	4,318	—	—	—	4,318
Exercise of stock options	4,573	(3,765)	—	—	—	808
Recognition of taxes on items recorded to equity	—	3,311	—	—	—	3,311

Balance as of May 31, 2014	$145,970	$13,426	$47,124	$(7,743)	$(950)	$197,827

The accompanying notes are an integral part of the consolidated financial statements.

 PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	For the years ended May 31,
	2014	2013
OPERATING ACTIVITIES:
Net income	$20,087	$25,332
Adjustments to net income:
Share-based payment expense (Note 21)	4,318	3,611
Depreciation and amortization	10,439	7,757
Finance costs (Note 10)	13,983	8,566
Finance income (Note 10)	(11,177)	(2,000)
Income tax expense (Note 15)	7,424	9,817
Bad debt expense	1,470	117
Gain on bargain purchase (Note 5)	—	(1,190)
Loss on disposal of assets	200	45
Net changes in balances related to operations (excluding the effect of acquisitions):
Trade and other receivables	(25,514)	(3,319)
Inventories	(13,371)	(17,674)
Prepaid expenses and other assets	(5,852)	1,135
Trade and other payables	7,126	(2,423)
Accrued and other liabilities	16,109	(3,992)

Cash from operating activities	25,242	25,782
Interest paid	(7,522)	(6,246)
Income taxes paid	(6,335)	(2,649)
Income tax refunds received	113	24

Net cash from operating activities	11,498	16,911

INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired (Note 5)	(352,389)	(74,008)
Purchase of property, plant, equipment and intangible assets	(6,032)	(7,377)

Net cash used in investing activities	(358,421)	(81,385)

FINANCING ACTIVITIES:
Proceeds from debt (Note 16)	450,000	30,000
Repayment of debt	(106,641)	(9,569)
Net movement in revolving debt	22,335	14,595
Debt issuance costs (Note 16)	(16,803)	(1,265)
Net proceeds from issuance of common shares (Note 20)	—	30,804
Proceeds from stock option exercises	2,101	—
Payment of taxes upon net stock option exercise	(1,293)	(694)

Net cash from financing activities	349,699	63,871

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(372)	(77)

INCREASE (DECREASE) IN CASH	2,404	(680)
BEGINNING CASH	4,467	5,147

ENDING CASH	$6,871	$4,467

The accompanying notes are an integral part of the consolidated financial statements.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

1.     GENERAL INFORMATION

Performance Sports Group Ltd. and its subsidiaries ("PSG" or the "Company") (formerly Bauer Performance Sports Ltd.) is a public company incorporated pursuant to the laws of the Province of British Columbia. The Company is listed on the Toronto Stock Exchange (TSX: PSG) and the New York Stock Exchange (NYSE: PSG).

The Company is engaged in the design, manufacture and distribution of performance sports equipment for ice hockey, roller hockey, lacrosse, baseball and softball, as well as related apparel and accessories, including soccer apparel. The ice hockey products include skates, skate blades, protective gear, sticks, team apparel and accessories. The roller hockey products include skates, protective gear and accessories. The lacrosse products include sticks (shafts and heads) and protective gear. The baseball and softball products include bats, gloves, protective gear, apparel and accessories. The Company distributes its products primarily in the United States, Canada and Europe to specialty retail stores, sporting goods and national retail chains as well as directly to sports teams. The Company is headquartered at 100 Domain Drive in Exeter, New Hampshire and has leased sales offices in the United States, Canada, Sweden, Germany and Finland. The Company has leased distribution centers located in Toronto, Ontario, Seattle, Washington and Salt Lake City, Utah and third party distribution centers in Boras, Sweden, Aurora, Illinois and Toronto, Ontario. The Company's Liverpool, New York, Van Nuys, California, Ottawa, Ontario and Toronto, Ontario leased facilities have manufacturing and distribution operations. The Company conducts research and development and limited manufacturing at a leased facility in St. Jerome, Quebec and has a leased sourcing office in Taiwan.

2.     STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the Board of Directors on August 12, 2014.

3.     BASIS OF PRESENTATION

3.1    Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments which are measured at fair value through profit or loss and defined benefit obligations which are measured at present value.

3.2    Functional and presentation currency

The Company's consolidated financial statements are presented in U.S. dollars. All financial information presented in U.S. dollars has been rounded to the nearest thousand, except for share and per share amounts.

3.3    Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates

Information about critical accounting estimates that have the most significant effect on the amounts recognized in these financial statements are as follows:

Acquisitions

The fair value of assets acquired and liabilities assumed in a business combination is estimated based on information available at the date of the acquisition. The estimate of fair value of the acquired intangible assets (including goodwill), property, plant and

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

equipment and other assets and the liabilities assumed at the date of acquisition as well as the useful lives of the acquired intangible assets and property, plant and equipment is based on assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Valuation of derivatives

In the valuation of the Company's outstanding derivatives, foreign currency forward contracts and foreign exchange swaps, the fair value is based on current foreign exchange rates at each reporting date. Since the Company recognizes the fair value of these financial instruments in the consolidated statements of financial position and records changes in fair value in the current period earnings, these estimates will have a direct impact on the Company's net income for the period.

Share-based payments

Accounting for the grant date fair value of stock option awards and the number of awards that are expected to vest is based on a number of assumptions and estimates, including the risk-free interest rate, expected share volatility, expected dividend yield, estimated forfeiture rates, and expected term. The calculation of the grant date fair value requires the input of highly subjective assumptions and changes in subjective input assumptions can materially affect the fair value estimate.

Provision for warranties

Estimated future warranty costs are accrued and charged to cost of goods sold in the period in which revenues are recognized from the sale of goods. The recognized amount of future warranty costs is based on management's best information and judgment and is based in part upon the Company's historical experience. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Retirement benefit obligations

Accounting for the costs of the defined benefit obligations is based on actuarial valuations. The present value of the defined benefit obligation recognized in the consolidated statements of financial position and the net financing charge recognized in the consolidated statements of comprehensive income is dependent on current market interest rates of high quality, fixed rate debt securities. Other key assumptions within this calculation are based on market conditions or estimates of future events, including mortality rates. Since the determination of the costs and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process.

Depreciation and amortization

Management is required to make certain estimates and assumptions when determining the depreciation and amortization methods and rates, and residual values of equipment and intangible assets. Useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Management reviews amortization methods, rates, and residual values annually and adjusts amortization accordingly on a prospective basis.

Critical judgments in applying accounting policies

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in these financial statements are as follows:

Income tax

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

Judgments are also made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Impairment of non-financial assets

Management exercises judgment in assessing whether there are indications that an asset may be impaired. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimates of discounted cash flow projections and other relevant assumptions. The assumptions used in the estimated discounted cash flow projections involve estimates and assumptions regarding discount rates, royalty rates, and long-term terminal growth rates. Differences in estimates could affect whether goodwill or intangible assets are in fact impaired and the dollar amount of that impairment.

3.4    Basis of consolidation

(a)
Business combinations

Acquisitions of businesses are accounted for using the acquisition method under IFRS 3, Business Combinations ("IFRS 3"). The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred and equity interests issued by the Company which includes the fair value of any asset or liability from a contingent consideration arrangement. Transaction costs, other than those associated with the issue of debt or equity securities, are expensed as incurred.

The identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except: (i) non-current assets that are classified as held for sale are recognized at fair value less cost to sell; (ii) deferred income tax assets or liabilities are recognized and measured in accordance with IAS 12, Income Taxes and (iii) assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 19, Employee Benefits ("IAS 19").

The Company uses various methods in determining fair value of assets acquired and liabilities assumed. The fair value of property, plant and equipment is based on the market approach and cost approach using quoted market prices for similar items when available and replacement cost when appropriate. The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories. The fair value of trade names, trademarks and purchased technology is based on the relief from royalty method, an income approach. The fair value of customer relationships is determined using an excess earnings approach, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements is determined using the probability adjusted lost cash flows method. The fair value of lease agreements is based on analyzing current market rent against lease agreements acquired. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately through profit or loss as a bargain purchase gain.

Subsequent changes in the fair value of the contingent consideration that result from additional information about facts and circumstances that existed at the acquisition date obtained during the measurement period are measurement period adjustments against goodwill or gain on bargain purchase, as applicable. The measurement period cannot exceed one year from the acquisition date.

Subsequent changes in the fair value of contingent consideration that do not qualify as measurement period adjustments depend on how the contingent consideration is classified. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a liability that is a financial instrument, and is within the scope of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"), is measured at fair value with any resulting gain or loss recognized either in profit or loss or in other comprehensive income in accordance with IAS 39. Contingent consideration classified as a liability that is not within the scope of IAS 39 is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), or another IFRS as appropriate.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

(b)
Subsidiaries

These consolidated financial statements include the accounts of Performance Sports Group Ltd. and its subsidiaries (formerly Bauer Performance Sports Ltd.). Subsidiaries are entities controlled by Performance Sports Group Ltd. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences to the date control ceases. The Company owns 100% of the outstanding equity in each of its subsidiaries. All intercompany transactions are eliminated in consolidation.

4.     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

4.1    Foreign currency translation

The results and financial position of all of the Company's foreign operations are translated into the Company's functional and presentation currency, the U.S. dollar. The assets and liabilities of foreign operations are translated into U.S. dollars at exchange rates in effect at each accounting period end date. The income and expense items of foreign operations are translated to U.S. dollars at average exchange rates during the period. Gains or losses arising from translation of the financial statements of these foreign operations are recorded in foreign currency translation differences, a component of other comprehensive income in the consolidated statements of changes in equity.

Transaction gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity are recorded in finance income and finance costs, respectively, in the consolidated statements of comprehensive income in the period in which they occur.

4.2    Inventories

Inventories are measured at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method and includes all costs incurred in bringing each product to its present location and condition. Net realizable value is based on estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

4.3    Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Such cost includes costs directly attributable to making the asset capable of operating as intended. Subsequent costs are included in the asset's carrying amount or recognized as a separate component as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Company and its cost can be reliably measured. The carrying amount of any replaced asset is derecognized. All repairs and maintenance costs are charged to profit or loss in the period in which they are incurred. When significant parts of property, plant and equipment have different useful lives, they are accounted for as a separate component of the asset and depreciated over their useful lives as described below.

Depreciation is provided on all property, plant and equipment. The method of depreciation, residual values and useful lives are reviewed at least annually and adjusted if appropriate. Depreciation expense is recognized in earnings on a straight-line basis over the estimated useful life of the related asset. The estimated useful lives are as follows:

Machinery and equipment	2-8 years
Data processing equipment	3-5 years
Furniture and fixtures	2-8 years
Leasehold improvements	Shorter of lease term or remaining life of the assets
Assets under finance lease	Shorter of lease term or remaining life of the assets

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The net carrying amounts of property, plant and equipment are reviewed for impairment when events and changes in circumstances indicate that the carrying amount may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying value of the asset and is recognized through profit or loss.

4.4    Goodwill and intangible assets

(a)
Goodwill

See Note 3.4 (a) for the policy on measurement of goodwill at initial recognition. After initial recognition, goodwill is stated at cost less accumulated impairment losses, with carrying value being reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may be impaired.

(b)
Research and development

Research costs are charged to operations as incurred and product development costs are deferred if the product or process and its market or usefulness are defined, has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process. Technical feasibility is attained when the product or process has completed testing and has been determined to be viable for its intended use. To date, no development costs have been capitalized.

(c)
Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is measured at fair value. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment.

Internally generated intangible assets, except capitalized development and capitalized software costs, are expensed to profit or loss as incurred.

The useful lives of intangibles assets are assessed to be finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life. Amortization is based on the cost of an asset less its estimated residual value. The amortization methods, useful lives, and residual values for an intangible asset with a finite life are reviewed at least annually. Changes in the economic useful life or the expected pattern of consumption of future benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in an accounting estimate. For intangible assets with indefinite lives, the Company performs an impairment test annually or whenever events or changes in circumstances indicate that the carrying value may be impaired.

Gains or losses from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized through profit or loss when the asset is derecognized.

A summary of the policies applied to the Company's intangible assets are:

Asset	Useful life	Weighted-average amortization period	Method of amortization
Trade names and trademarks	Indefinite
Purchased technology	Finite	9 years	Straight-line
Customer relationships	Finite	18 years	Cash flow
Leases	Finite	6 years	Straight-line
Non-compete agreements	Finite	3 years	Straight-line
Computer software	Finite	8 years	Straight-line

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Trade names and trademarks are considered an indefinite life asset as the Company has no restriction on the period of use of its trade name and trademark assets. The Company has no formal plans to sell or discontinue the use of any of its trade names or trademark assets.

4.5    Impairment of non-financial assets

The net carrying amounts of the Company's non-financial assets are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually at the same time. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. To the extent that the net carrying amounts exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment loss is recognized through profit or loss in the period in which it occurred. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed annually at each fiscal year end, or whenever indicators of reversal are detected, to determine whether the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

4.6    Provisions

Provisions for warranty costs, restructuring, onerous contracts and product liability are recognized when the Company has a legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of economic benefits will be required to settle the obligation, and the amount can be reliably estimated.

Where the effect of the time value of money is material, the future cash flows expected to be required to settle the obligation are measured at the present value discounted using a current pre-tax rate that reflects the risks specific to the liability. The increase in the provision due to the passage of time is reflected as interest expense.

Warranty provisions, which are recognized when the underlying products are sold, represent the estimated cost of fulfilling the obligation of the Company's general warranty policy in which it warrants its products against manufacturing defects and workmanship. Warranties range from thirty days up to one year from the date sold to the consumer, depending on the type of product. In determining the amount of the provision, the Company considers historical levels of claims, warranty terms and the estimated sell-through to the end consumer.

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring either has commenced or has been announced publicly.

Onerous contracts are contracts where the unavoidable cost of meeting the obligations under the contract exceeds the economic benefit expected to be received under it. A provision is recognized at the lower of the net present value of the cash flows required to fulfill the contract or the cost of settling the obligation.

A provision for product liability is recognized at the best estimate of the expenditure to be incurred.

4.7    Employee benefits

(a)
Retirement benefit obligation

The Company has defined contribution plans and defined benefit plans consisting of pension and post-retirement life insurance plans.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Obligations to the defined contribution plans are recognized as an expense through profit or loss as incurred. The assets of the defined contribution plans are managed by insurance companies and are entirely separate from the Company's assets.

The defined benefit pension plans are not registered, do not accept new participants and are unfunded. Payout under these plans is dependent on the Company's ability to pay at the time the participants are entitled to receive their payments.

The liability recognized in the consolidated statements of financial position is the present value of the defined benefit obligation. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are recognized in other comprehensive income in the period in which they arise.

The post-retirement life insurance plan is not funded and the Company pays all of the plan costs. The liability for the post-retirement life insurance plan is recognized similar to the defined benefit pension plan and calculated annually using an actuarial valuation.

(b)
Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or when an employee accepts voluntary termination in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c)
Share-based payment transactions

The Company maintains share-based compensation plans providing senior management, board members, certain other employees and consultants with stock options. The options vest in tranches over a vesting period of up to six years.

The fair value of each tranche of the options granted to senior management, board members, and certain other employees is determined separately at the date granted using the Black-Scholes option pricing model. The grant date fair value, net of expected forfeitures, is expensed over the vesting period of each tranche. For stock options granted to non-employees, the options are recorded at the fair value of the goods or services received. When the value of the goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the vesting period based on the number of options expected to vest using the graded vesting method.

Share-based payments expense is classified as selling, general and administrative expense in the consolidated statements of comprehensive income with a corresponding increase in equity. At each reporting date, a revised estimate is made of the number of options expected to vest. If the revised estimate differs from the original estimate, the charge to selling, general and administrative expenses is adjusted over the current and remaining vesting period of the options.

4.8    Financial instruments

(a)
Classification of financial instruments

Financial assets and financial liabilities are initially recorded at fair value and are subsequently measured based on their classification as described below. The Company classifies its financial instruments into various categories based on the purpose for which the financial instruments were acquired and their characteristics.

Cash:    Cash is comprised of cash on hand and cash balances with banks.

Financial instruments at fair value through profit or loss:    Financial assets that are purchased and held with the intention of generating profits in the short-term are classified as financial instruments at fair value through profit or loss. These investments are accounted for at fair value with the change in fair value recognized through profit or loss in the period in which they arise. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized through

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

profit or loss each reporting period. These derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes.

Receivables:    The Company's trade and other receivables are classified as current assets and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of trade receivables is at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts.

Financial Liabilities:    Trade and other payables, accrued liabilities and debt are classified as other financial liabilities and are measured at amortized cost. Debt is initially recorded at the proceeds received, net of transaction costs incurred. Debt is subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized through profit or loss over the term of the debt using the effective interest rate method.

(b)
Derivative financial instruments

In the normal course of business, the financial position and results of operations of the Company are impacted by currency rate movements in foreign currency denominated assets, liabilities and cash flows as the Company purchases and sells goods in local currencies. The Company is also impacted by interest rate movements on its variable interest rate debt. The Company has established policies and business practices that are intended to mitigate a portion of the effect of these exposures. The Company uses derivative financial instruments, specifically foreign exchange swaps, foreign currency forward contracts, and interest rate contracts to manage exposures. All financial derivatives are recorded at fair value in the consolidated statements of financial position. Derivative instruments are included in current assets, non-current assets, current liabilities and non-current liabilities depending on their term to maturity.

(c)
Impairment of financial assets

At each reporting date if there is objective evidence that an impairment loss has been incurred on financial assets, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows. If in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the write-down, the write-down of the financial asset is reversed. Any subsequent reversal of an impairment loss is recognized through profit or loss to the extent that the carrying value does not exceed its amortized cost at the reversal date.

4.9    Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale. Risks and rewards of ownership pass to the customer upon shipment or upon receipt by the customer depending on the country of the sale and the agreement with the customer. Amounts billed to customers for shipping and handling costs are included in revenues. At the time revenue is recognized the Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives. Provisions for customer incentives and provisions for sales and return allowances are made at the time of product shipment. These estimates are based on agreements with applicable customers, historical experience with the customers and/or product, historical sales returns, and other relevant factors.

4.10    Advertising and promotion

Advertising costs are expensed as incurred and are included as a component of selling, general and administrative expenses.

A significant amount of the Company's promotional expenses results from payments under endorsement contracts. Accounting for endorsement payments is based upon specific contract provisions. Generally, endorsement payments are expensed on a straight-line basis over the term of the contract after giving recognition to periodic performance compliance provisions of the contracts. Prepayments made under contracts are included in prepaid expenses and other assets.

Through cooperative advertising programs, the Company reimburses its retail customers for certain costs of advertising the Company's products. The Company records these costs as a reduction of revenues at the point in time when it is obligated to its

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

customers for the costs, which is when the related revenues are recognized. This obligation may arise prior to the related advertisement being run.

4.11    Investment tax credits

Scientific Research and Experimental Development tax credits associated with research and development activities in Canada are recorded as a reduction of the expense to which the incentive applies. The benefit is recognized when the Company has complied with the terms of the applicable legislation and when it has reasonable assurance that the benefit will be realized.

4.12    Leases

Assets held under finance leases, which transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease, with a corresponding liability being recognized for the fair value of the leased asset, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the reduction of the lease liability and finance costs through profit or loss so as to achieve a constant rate of interest on the remaining liability. Assets held under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Leases, where the lessee does not consider that it has substantially all of the risks and rewards of ownership of the asset, are classified as operating leases and rents payable are charged to profit or loss on a straight line basis over the lease term, including any rent-free periods.

Leases may include additional payments for real estate taxes, maintenance and insurance. These amounts are expensed in the period to which they relate.

4.13    Finance costs and finance income

Finance costs comprise interest expense, fair value losses on financial assets, impairment losses recognized on financial assets (other than trade receivables), foreign exchange loss, and losses on derivative instruments.

Finance income comprises interest income on bank balances, fair value gains on financial assets, foreign exchange gains, and gains on derivative instruments.

Foreign currency gains and losses are reported on a net basis as either finance costs or finance income depending on whether foreign currency movements are in a net loss or net gain position.

4.14    Income tax

Income tax expense comprises current and deferred income tax. Current tax and deferred income tax is recognized through profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized for:

  •
  temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

  •
  temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

  •
  temporary differences arising on the initial recognition of goodwill.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

that causes the Company to change its judgments regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period the determination is made.

Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

4.15    Earnings per share

Basic earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive stock options.

4.16    Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

4.17    Segment reporting

The Company follows IFRS 8, Segment Reporting, which establishes standards for the way public business enterprises report information about operating segments. The method for determining what information to report is based on the way management organizes the segments of the Company for the chief operating decision maker ("CODM") to allocate resources, make operating decisions and assess financial performance. As of May 31, 2014 the Company has two reportable operating segments.

4.18    Standards and interpretations adopted

The following standards and amendments to existing standards were adopted by the Company on June 1, 2013:

Financial Statement Presentation

The IASB issued amendments to IAS 1, Financial Statement Presentation ("IAS 1"), which require changes in the presentation of other comprehensive income, including grouping together certain items of other comprehensive income that may be reclassified to net income. As a result of the adoption of the IAS 1 amendments, the Company has modified its presentation of other comprehensive income in these consolidated financial statements.

Employee Benefits

The IASB issued amendments to IAS 19, Employee Benefits ("IAS 19"). The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the guidance concerning the measurement of plan assets and defined benefit obligations, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans and the introduction of enhanced disclosures for defined benefit plans. The adoption of the amendments to IAS 19 did not have an impact on the Company's financial statements.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Consolidated Financial Statements

The IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"), which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation — Special Purpose Entities. The implementation of IFRS 10 and the amendments to IAS 27 did not have an impact on the Company's financial statements.

Disclosure of Interests in Other Entities

The IASB issued IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity and establishes comprehensive disclosure requirements for all forms of interests in other entities. The implementation of IFRS 12 did not have an impact on the Company's financial statements.

Fair Value Measurements

The IASB issued IFRS 13, Fair Value Measurements ("IFRS 13"), which replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. This standard establishes a framework for measuring fair value and requires the fair value hierarchy to be applied to all fair value measurements, including non-financial assets and liabilities that are measured or based on fair value in the statement of financial position, as well as non-recurring fair value measurements such as assets held-for-sale. Furthermore, IFRS 13 expands disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs, the effect of the measurements on profit or loss or other comprehensive income. The implementation of IFRS 13 had no impact on the Company's consolidated statements of financial position or consolidated statements of comprehensive income. The Company has included the additional disclosures required by this standard in Note 23 to these consolidated financial statements.

4.19    New accounting standards

There are several new standards, amendments to current standards and interpretations which have been issued but are not yet effective for the fiscal year ending May 31, 2014. Accordingly, they have not been applied in preparing these consolidated financial statements.

Financial Instruments: Presentation

The IASB issued amendments to IAS 32, Financial Instruments: Presentation ("IAS 32"). IAS 32 applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; and the right for offsetting financial assets and financial liabilities. A right to offset may be currently available or it may be contingent on a future event. An entity must have a legally enforceable right of set-off. The new requirements are effective for annual periods beginning on or after January 1, 2014. The Company is in the process of assessing the potential impact of the IAS 32 amendments.

Levies

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies ("IFRIC 21") was issued. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. The Company is currently assessing the impact the adoption of this interpretation may have on the consolidated financial statements.

Financial Instruments

The IASB issued IFRS 9, Financial Instruments ("IFRS 9"). IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting. IFRS 9 (2013) introduces new requirements for hedge accounting that align hedge accounting more closely with risk management. The requirements also establish a more principles-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39, Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is not specified but will be determined when the outstanding phases are finalized. However, application of IFRS 9 is permitted. The Company is currently assessing the impact of and when to adopt IFRS 9.

Annual Improvements to IFRS (2010-2012) and (2011-2013) Cycles

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards as part of its annual improvements process. Amendments were made to clarify items including the definition of vesting conditions in IFRS 2, Share-based Payment, disclosures on the aggregation of operating segments in IFRS 8, Operating Segments, measurement of short-term receivables and payables under IFRS 13, Fair Value Measurement, definition of related party in IAS 24, Related Party Disclosures and other amendments. Special transitional requirements have been set for certain of these amendments. Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014, and earlier application is permitted. The Company is in the process of assessing the potential impact of the amendments.

Recoverable Amount Disclosures for Non-Financial Assets

The IASB issued amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets ("IAS 36"). IAS 36 clarifies the IASB's original intention to require the disclosure of the recoverable amount of impaired assets as well as additional disclosures about the measurement of the recoverable amount of impaired assets. The new requirements are effective for annual periods beginning on or after January 1, 2014. The Company is in the process of assessing the potential impact of the IAS 36 amendments.

Revenue Recognition

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this standard is to provide a five-step approach to revenue recognition that includes identifying contracts with customers, identifying performance obligations, determining transaction prices, allocating transaction prices to performance obligations and recognizing revenue when performance obligations are satisfied. The standard also expands current disclosure requirements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, and earlier application is permitted. The Company is in the process of assessing the potential impact of IFRS 15.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

5.     BUSINESS COMBINATIONS

Easton Baseball/Softball

On April 15, 2014, the Company acquired substantially all of the assets and assumed certain liabilities formerly used in Easton-Bell Sports, Inc.'s baseball, softball and lacrosse businesses ("Easton Baseball/Softball") from Easton-Bell Sports, Inc. (now named BRG Sports, Inc. ("BRG Sports")). The acquisition allows the Company to expand its presence in the baseball and softball market as Easton is North America's leading diamond sports brand.

Upon closing of the acquisition, the Company also owns the Easton brand. In connection with the acquisition, the Company granted a license to BRG Sports to permit BRG Sports and its assigns to use the Easton name in their hockey and cycling businesses only. The Company and BRG Sports have also agreed to settle certain intellectual property litigation matters related to patents held by the Company concurrently with the closing of the acquisition and the Company received $6,000 from BRG Sports which was recognized in selling, general and administrative expenses.

The purchase price paid by the Company at closing was $330,000 in cash, plus a preliminary working capital adjustment of $22,389. The Company financed the acquisition, and refinanced certain existing indebtedness, with a combination of a $200,000 asset-based revolving loan and a $450,000 term loan. Refer to Note 16 — Debt for details on the Company's outstanding debt. On July 14, 2014, the Company received $732 from BRG Sports in connection with finalizing the working capital adjustment.

The Company has completed a preliminary valuation of assets acquired and liabilities assumed. The estimates and assumptions used in determining the preliminary fair values of certain assets and liabilities are subject to change within the measurement period, which is up to one year from the acquisition date. The primary areas of the allocation of the purchase price that are not yet finalized include trade receivables, inventories, intangible assets and deferred income taxes since the acquisition occurred in the last quarter of the fiscal year. The preliminary allocation of the purchase price to the individual assets acquired and liabilities assumed under the purchase method of accounting resulted in $58,228 of goodwill of which the entire amount is expected to be deductible for tax purposes. The goodwill associated with the transaction was due to management's conclusion that the acquisition coincided with the Company's strategy of expanding its baseball and softball product offerings to drive revenue growth and expected synergies from combining operations.

The following table presents the preliminary allocation of purchase price related to the business as of the date of the acquisition:

Net assets acquired:
Trade receivables	$70,916
Inventories	37,610
Property, plant and equipment	2,814
Intangible assets	205,550
Deferred income tax asset	1,287
Other assets	786

Total assets acquired	318,963
Current liabilities	(24,802)

Total liabilities assumed	(24,802)

Net assets acquired	$294,161

Consideration paid to seller	$352,389

Goodwill	$58,228

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The Company incurred acquisition-related costs in the year ended May 31, 2014 of $4,331 relating to external legal fees, consulting fees and due diligence costs. The costs are included in selling, general and administrative expenses.

The amounts of Easton Baseball/Softball's revenue and net loss included in the Company's consolidated statements of comprehensive income for the year ended May 31, 2014 was $13,955 and $2,979, respectively.

Combat Sports

On May 3, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of Combat Sports ("Combat"), a manufacturer and distributor of composite baseball and softball bats, hockey sticks and lacrosse shafts. The acquisition provides the Company with intellectual property that will strengthen its research and development portfolio and expands the Company's product offering into baseball and softball. The purchase price paid by the Company at closing was $3,370 Canadian dollars in cash ($3,342 U.S. dollars), net of $630 collected on trade receivables. The acquisition was funded through cash on hand.

The Company has completed a valuation of assets acquired and liabilities assumed. The allocation of the purchase price to the individual assets acquired and liabilities assumed under the purchase method of accounting resulted in a gain on bargain purchase as a result of the excess of the estimated fair value of the assets and liabilities acquired over the purchase price. The gain on bargain purchase of $1,190 was due to the fact that Combat was in bankruptcy and was being sold through a bidding process.

The following table presents the final allocation of purchase price related to the business as of the date of the acquisition:

Net assets acquired:
Trade receivables	$2,235
Inventories	1,702
Property, plant and equipment	738
Intangible assets	500
Other assets	271

Total assets acquired	5,446
Current liabilities	(383)
Deferred income tax liability	(531)

Total liabilities assumed	(914)

Net assets acquired	$4,532

Consideration paid to seller	$3,342

Gain on bargain purchase	$1,190

The Company incurred acquisition-related costs in the years ended May 31, 2014 and 2013 of $51 and $792, respectively, relating to external legal fees, consulting fees and due diligence costs. The costs are included in selling, general and administrative expenses.

The amount of revenue included in the Company's consolidated statements of comprehensive income for the year ended May 31, 2013 relating to the acquisition of Combat was not material. The amount of Combat's net loss included in the Company's consolidated statements of comprehensive income for the year ended May 31, 2013, excluding the gain on bargain purchase, was $722.

Inaria International

On October 16, 2012 the Company acquired substantially all of the assets of Inaria International ("Inaria"), a manufacturer and distributor of team sports and active apparel. The acquisition provides the Company with full team apparel capabilities, including the design, development and manufacturing of uniforms for ice hockey, roller hockey, lacrosse, soccer and other team sports. The

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

purchase price paid by the Company at closing was $7,145 ($7,048 Canadian dollars) in cash. The acquisition was funded by additional borrowings on the revolving credit line.

The Company has completed the valuation of assets acquired and liabilities assumed. The allocation of the purchase price to the individual assets acquired and liabilities assumed under the purchase method of accounting resulted in $581 of goodwill of which the entire amount is expected to be deductible for tax purposes. The goodwill associated with the transaction was due to management's conclusion that the acquisition coincided with the Company's strategy of expanding its apparel product offerings to drive revenue growth, expected synergies from combining operations and the requirement to record a deferred income tax asset for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed.

The following table presents the final allocation of purchase price related to the business as of the date of the acquisition:

Net assets acquired:
Trade receivables	$546
Inventories	4,707
Property, plant and equipment	234
Intangible assets	1,930
Deferred income tax asset	69
Other assets	35

Total assets acquired	7,521
Current liabilities	(957)

Total liabilities assumed	(957)

Net assets acquired	$6,564

Consideration paid to seller	$7,145

Goodwill	$581

The Company incurred acquisition-related costs in the year ended May 31, 2013 of $969 relating to external legal fees, consulting fees and due diligence costs. The costs are included in selling, general and administrative expenses.

The Company entered into employment agreements with the former owners of Inaria. Included in the employment agreements are yearly performance bonuses should Inaria achieve gross profit targets in the period one to four years following the closing. These amounts will be accrued over the required service period. As of May 31, 2014 the potential undiscounted amount of the future payments that the Company could be required to make is between $0 and $2,000 Canadian dollars. During the years ended May 31, 2014 and 2013, the Company recorded $19 and $627, respectively, in selling, general and administrative expenses related to the performance bonuses. In the year ended May 31, 2014 the Company paid $565 related to the performance bonuses for gross profit targets achieved in the year ended May 31, 2013.

The amounts of Inaria's revenue and net loss included in the Company's consolidated statements of comprehensive income for the year ended May 31, 2013 was $4,771 and $1,979, respectively.

Cascade Helmets Holdings, Inc.

On June 29, 2012, the Company purchased all of the issued and outstanding shares of the capital stock of Cascade Helmets Holdings, Inc. ("Cascade"), primarily a manufacturer and distributor of lacrosse equipment. The acquisition allows the Company to expand its presence in the growing lacrosse market, whose helmet and headgear products are complementary to the Company's existing offering of lacrosse equipment products under the Maverik brand.

The total consideration paid to the seller at closing was $68,131 in cash, or $64,788 net of cash acquired of $3,343. The acquisition was funded by a public offering of 3,691,500 common shares at a price of $7.80 Canadian dollars per share for aggregate proceeds,

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

net of underwriting fees of $1,401 ($1,440 Canadian dollars), of $26,613 ($27,354 Canadian dollars) and the issuance of 642,000 common shares resulting in proceeds of $4,888 ($5,008 Canadian dollars). The acquisition was also funded by a $30,000 senior secured term facility maturing on March 16, 2016 and the balance through additional borrowings on the revolving loan.

The Company has completed the valuation of assets acquired and liabilities assumed. The allocation of the purchase price to the individual assets acquired and liabilities assumed under the purchase method of accounting resulted in $38,051 of non-tax deductible goodwill. The goodwill associated with the transaction was due to management's conclusion that the acquisition coincided with the Company's strategy of expanding its lacrosse product offerings to drive revenue growth, expected synergies from combining operations and the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed.

The following table presents the final allocation of purchase price related to the business as of the date of the acquisition:

Net assets acquired:
Cash	$3,343
Trade receivables	4,000
Inventories	1,672
Property, plant and equipment	1,680
Intangible assets	31,710
Other assets	282

Total assets acquired	42,687
Current liabilities	(740)
Deferred income tax liability	(11,867)

Total liabilities assumed	(12,607)

Net assets acquired	$30,080

Consideration paid to seller	$68,131

Goodwill	$38,051

In the year ended May 31, 2013 the Company paid $173 in connection with the completion of the final working capital adjustment and recorded deferred tax adjustments on the net assets acquired.

The Company incurred acquisition-related costs of $1,577 relating to external legal fees, consulting fees and due diligence costs. The costs for the year ended May 31, 2013 were $451 and are included in selling, general and administrative expenses.

The Company entered into employment agreements with certain employees of Cascade. The Company agreed to pay $310 if the employees remain continuously employed through the fiscal year ended May 31, 2013. The Company agreed to pay an additional $310 if the employees remain continuously employed through the fiscal year ended May 31, 2014. These amounts will be accrued over the required service period and are included in selling, general and administrative expenses in the consolidated statements of comprehensive income. The costs in the year ended May 31, 2014 and 2013 were $258 and $310, respectively. In addition, the Company incurred termination benefits expense of approximately $520 which was recognized in selling, general and administrative expense on the date of acquisition as continued service to the Company was not required to receive the benefit.

The amounts of Cascade's revenue and net income included in the Company's consolidated statements of comprehensive income for the year ended May 31, 2013 was $19,832 and $2,507, respectively.

Pro forma information

If the Easton acquisition had occurred on June 1, 2013, consolidated revenue would have been approximately $602,000 and consolidated net income would have been approximately $42,500 for the year ended May 31, 2014. In determining these amounts,

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

management has assumed the fair value adjustments which arose on the date of acquisition would have been the same if the acquisitions had occurred on June 1, 2013. This pro forma information is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time, nor is it intended to be a projection of future results.

If the Cascade and Inaria acquisitions had occurred on June 1, 2012, consolidated revenue would have been approximately $405,005 and consolidated net income would have been approximately $24,829 for the year ended May 31, 2013. In determining these amounts, management has assumed the fair value adjustments which arose on the date of acquisition would have been the same if the acquisitions had occurred on June 1, 2012. This pro forma information is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time, nor is it intended to be a projection of future results.

The pro forma information above does not include the Combat acquisition. The Company acquired substantially all the assets and assumed liabilities of Combat out of bankruptcy. Due to the bankruptcy it is impractical to provide pro forma financial information for the impact on revenue and consolidated net income as the information cannot be reasonably determined.

6.     RISK

The Company has exposure to credit risk, liquidity risk and market risk (which consists of interest rate risk and foreign exchange risk) from its use of financial instruments. The Company's management reviews these risks regularly as a result of changes in the market conditions as well as the Company's activities.

Credit risk:    Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is subject to concentrations of credit risk through its trade and other receivables and is influenced primarily by the individual characteristics of the customer, which management periodically assesses through its policy for the allowance for doubtful accounts as described below. The demographics of the Company's trade receivables, including the industry and country in which customers operate, have less influence on credit risk. For the years ended May 31, 2014 and 2013, revenues to a single customer were 14% and 11%, respectively, of total revenues. As of May 31, 2014 and 2013, one customer accounted for 12% and 8%, respectively, of the Company's total trade accounts receivable balance.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. In determining the amount of this allowance, management evaluates the ability to collect accounts receivable based on a combination of factors. Allowances are maintained based on the length of time the receivables are past due and on the status of a customer's financial position. The Company considers historical levels of credit losses and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. In determining the amount of the sales return reserve, the Company considers historical levels of returns and makes assumptions about future returns. In addition, the Company maintains a reserve for discounts related to accounts receivable. This includes accrued volume rebates and other customer allowances.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The detail of trade and other receivables is as follows:

	May 31, 2014	May 31, 2013
Current	$130,626	$88,714
Past due 0-60 days	28,308	11,463
Past due over 61 days	20,891	16,187

Trade receivables	179,825	116,364
Other receivables(1)	35,226	2,212
Less: allowance for doubtful accounts	(5,166)	(3,309)
Less: allowance for returns and discounts	(4,236)	(1,585)

Total trade and other receivables	$205,649	$113,682

(1)
Refer to Note 11 — Trade and Other Receivables for a description of other receivables.

The movement in the allowance for doubtful accounts with respect to trade accounts receivable is as follows:

	May 31, 2014	May 31, 2013
Beginning balance	$3,309	$2,590
Bad debt expense	2,164	1,273
Uncollectible accounts written-off	(291)	(557)
Exchange difference	(16)	3

Ending balance	$5,166	$3,309

The Company may also have credit risk relating to cash and foreign currency forward contracts resulting in defaults by counterparties. The Company manages credit risk for cash by maintaining bank accounts with major international banks. The Company manages credit risk when entering into foreign currency forward contracts by purchasing contracts with highly rated banks.

Liquidity risk:    Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through cash and debt management. Refer to Note 7 — Capital Disclosures for a more detailed discussion.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The table below summarizes the maturity profile of the financial liabilities based on the contractual undiscounted payments:

			Remaining Term to Maturity
May 31, 2014	Carrying Amount	Contractual Cash Flows	Under 1 year	1-3 years	4-5 years	More than 5 years

Non-interest bearing:
Trade and other payables	$42,116	$42,116	$42,116	$—	$—	$—
Accrued liabilities	38,593	38,593	38,593	—	—	—
Other non-current liabilities	115	115	—	115	—	—
Floating interest rate instruments:
Debt — Revolving and term loans	522,834	659,799	111,608	43,521	42,788	461,882
Fixed rate instruments:
Debt — Finance lease obligations	257	257	80	141	36	—

Total	$603,915	$740,880	$192,397	$43,777	$42,824	$461,882

			Remaining Term to Maturity
May 31, 2013	Carrying Amount	Contractual Cash Flows	Under 1 year	1-3 years	4-5 years	More than 5 years

Non-interest bearing:
Trade and other payables	$22,548	$22,548	$22,548	$—	$—	$—
Accrued liabilities	25,672	25,672	25,672	—	—	—
Other non-current liabilities	879	879	—	879	—	—
Floating interest rate instruments:
Debt — Revolver and term loan	171,620	180,139	13,850	166,289	—	—
Fixed rate instruments:
Debt — Finance lease obligations	67	67	54	13	—	—

Total	$220,786	$229,305	$62,124	$167,181	$—	$—

The gross outflows presented above represent the contractual undiscounted cash flows.

Interest rate risk:    The Company is exposed to interest rate risk on the revolving and term loans, as the rate is based on an index rate. In June 2011, the Company entered into an interest rate cap agreement with the Royal Bank of Canada to reduce market risk associated with the term loan. The agreement caps at 4% the Canadian Banker's Acceptance interest rate applicable on the term loan amount of $47,694 Canadian dollars. The termination date of the agreement is May 31, 2014. Refer to Note 16 — Debt for details on the Company's outstanding debt.

At May 31, 2014 and 2013, if the interest rate had been 50 basis points higher with all other variables held constant, net income would have been $1,092 and $955 lower, respectively, mainly as a result of higher interest expense on the floating rate borrowings, which was partially offset by the increase in value in the interest rate cap agreement.

Foreign exchange risk:    The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates, and uses derivatives to manage financial exposures that occur in the normal course of business. The Company uses foreign currency forward contracts to hedge anticipated transactions. The foreign currency forward contracts are recorded in the consolidated statements of financial position at fair value. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized through profit or loss each reporting period.

The Company's cash flow exposures include recognized and anticipated foreign currency transactions, such as foreign currency denominated sales, costs of goods sold, as well as collections and payments. The risk in these exposures is the potential for losses associated with the remeasurement of nonfunctional currency cash flows into the functional currency. The foreign currencies in

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

which the Company's transactions primarily are denominated are Canadian dollars, Euro, and Swedish krona. Approximately 47%, 4% and 5% of the Company's revenues are in Canadian dollars, Euro and Swedish krona, respectively. A smaller portion of expenses, except for the purchases of finished goods inventory, which are predominantly in U.S. dollars, are made in these foreign currencies. There is a financial risk involved related to the fluctuation in the value of these currencies in relation to the U.S. dollar, particularly the Canadian dollar.

The following average exchange rates are those applicable to the following periods:

	Year ended May 31, 2014	Year ended May 31, 2013
CAD/USD	1.059	1.003
EUR/USD	0.743	0.777
SEK/USD	6.521	6.679

The illustrative effect on net income for the year that would result from a 10% weakening of the Canadian dollar, including both the impact of translating the current period results at the weaker exchange rate and the impact of the weaker Canadian dollar on our cost of direct materials for the year ended May 31, 2014, assuming that all other variables remained constant, is a decrease in net income of $10,824. The same illustrative effect on net income for the year ended May 31, 2013 is a decrease in net income of $12,011.

An assumed 10% strengthening of the foreign currency would have had an equal and opposite effect on the basis that all other variables remained constant. This analysis excludes the impact of the Company's foreign currency forward contracts which are used to mitigate this risk.

The Company uses foreign currency forward contracts as an economic hedge to offset the effects of exchange rate fluctuations on certain of its forecasted foreign currency denominated sales and cost of sales transactions. The Company has entered into various forward contracts with Fifth Third Bank and PNC Bank to hedge its Canadian dollar currency risk. As of May 31, 2014, the Company had forward contracts, maturing at various dates through April 2015, to buy the equivalent of $52,000 in Canadian dollars, at contracted rates. The realized and unrealized losses and gains from foreign currency forward contracts are included in finance costs and finance income, respectively, in the consolidated statements of comprehensive income. Refer to Note 10 — Finance Costs and Finance Income for details on the realized and unrealized losses and gains.

7.     CAPITAL DISCLOSURES

The Company's objectives when managing capital are to:

  •
  Ensure sufficient liquidity to pursue its organic growth combined with strategic acquisitions;

  •
  Provide an appropriate return on investment to its shareholders; and

  •
  Maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations.

The capital structure of the Company consists of short and long-term debt and stockholders' equity. In managing its capital structure, the Company monitors performance throughout the year to ensure working capital requirements and capital expenditures are funded from operations, available cash on deposit and, where applicable, bank borrowings. The Company may make adjustments to its capital structure in order to support the broader corporate strategy or in light of economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue shares or new debt, issue new debt to replace existing debt (with different characteristics), or reduce the amount of existing debt.

The Company monitors debt using the leverage ratio, defined as net indebtedness divided by EBITDA. Net indebtedness includes such items as the Company's term loan, capital lease obligations, subordinated indebtedness, and average revolving loans for the last twelve months as of the reporting date, less the average amount of cash for the last twelve months as of the reporting date. EBITDA is defined in the New Credit Facility.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The Company monitors its capital structure using net income adjusted for income tax expense, depreciation and amortization, losses related to extinguishment of debt, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains and losses on derivative instruments, realized and unrealized gains and losses related to foreign exchange revaluation, restructuring and other one-time or non-cash charges associated with acquisitions, pre-IPO sponsor fees, costs related to share offerings, and share-based payment expense ("Adjusted EBITDA"). This measure is not recognized for financial statement presentation purposes under IFRS and does not have a standardized meaning. Therefore, it is not likely to be comparable to similar measures presented by other entities.

The Company has never declared or paid any cash dividends on its common shares. The Company currently intends to use its earnings to finance the expansion of its business and to reduce indebtedness. Any future determination to pay dividends on common shares will be at the discretion of the Board of Directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

Total managed capital was as follows:

	May 31, 2014	May 31, 2013
Total equity	$197,827	$176,440
Long-term debt	431,573	160,913

Total managed capital	$629,400	$337,353

There were no changes in the Company's approach to capital management during the periods. Refer to Note 28 — Subsequent Events for a description of a public offering of common shares.

8.     GEOGRAPHICAL INFORMATION

In presenting information on the basis of geography, revenues are based on the geographical location of customers:

	Year ended May 31, 2014	Year ended May 31, 2013
North America	$336,230	$295,464
Rest of world	109,949	104,129

Total revenues	$446,179	$399,593

In presenting information on the basis of geography, non-current assets are based on the geographical location of the assets. Non-current assets presented consist of property, plant and equipment and goodwill and intangible assets:

	May 31, 2014	May 31, 2013
North America	$421,939	$162,951
Rest of world	593	202

Total non-current assets	$422,532	$163,153

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

9.     EMPLOYEE BENEFITS EXPENSE

Employee benefits expense included in cost of goods sold, research and development, and selling, general and administrative expenses is as follows:

	Year ended May 31, 2014	Year ended May 31, 2013
Wages and salaries	$49,657	$41,293
Statutory benefits	10,995	9,359
Share-based payments expense	4,092	3,514
Retirement benefit obligations	264	290
Termination benefits	168	1,513
Other personnel costs and benefits	1,125	1,148

Total employee benefits expense	$66,301	$57,117

10.   FINANCE COSTS AND FINANCE INCOME

	Year ended May 31, 2014	Year ended May 31, 2013
Finance costs
Interest expense	$9,371	$8,246
Loss on extinguishment of debt	2,589	320
Unrealized loss on derivative instruments	2,023	—

Total finance costs	$13,983	$8,566

Finance income
Interest income	$279	$216
Realized gain on derivative instruments	6,069	300
Unrealized gain on derivative instruments	—	942
Foreign exchange gains	4,829	542

Total finance income	$11,177	$2,000

11.   TRADE AND OTHER RECEIVABLES

	May 31, 2014	May 31, 2013
Trade receivables	179,825	116,364
Other receivables	35,226	2,212
Less: allowance for doubtful accounts	(5,166)	(3,309)
Less: allowance for returns and discounts	(4,236)	(1,585)

Total trade and other receivables	$205,649	$113,682

At May 31, 2014, other receivables includes a receivable from BRG Sports in the amount of $33,009 which consists of cash receipts from customers paid to BRG Sports during the period April 15, 2014 through May 31, 2014 that is owed to the Company. The Company received $33,009 by July 2014. Refer to Note 5 — Business Combinations for a description of BRG Sports.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

12.   INVENTORIES

Inventories include the following:

	May 31, 2014	May 31, 2013
Raw materials	$4,545	$3,101
Work in process	222	136
Finished goods	152,662	106,510

Total inventories	$157,429	$109,747

As a result of the Easton Baseball/Softball acquisition described in Note 5 — Business Combinations, the Company stepped-up the acquired inventory to fair market value. The amount of the initial inventory valuation step-up was $9,201. Of this amount, $2,857 was charged to cost of goods sold for the year ended May 31, 2014.

The cost of inventories recognized as an expense and included in cost of goods sold for the year ended May 31, 2014 was $242,460 (2013 — $209,191). During the year ended May 31, 2014, the Company recorded in cost of goods sold $543 (2013 — $1,003) of write-downs of inventory as a result of net realizable value being lower than cost and no inventory write-downs recognized in previous years were reversed.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

13.   PROPERTY, PLANT AND EQUIPMENT

Cost	Machinery & Equipment	Data Processing Equipment	Furniture & Fixtures	Leasehold Improvements	Construction in Progress	Total

Balance June 1, 2012	$5,423	$2,945	$3,570	$2,846	$240	$15,024
Additions and transfers	361	1,164	1,037	256	625	3,443
Acquisition of business	1,670	123	184	675	—	2,652
Disposals	(433)	(219)	(33)	—	—	(685)
Exchange difference and other	(8)	(19)	19	(6)	(5)	(19)

Balance at May 31, 2013	7,013	3,994	4,777	3,771	860	20,415
Additions and transfers	1,931	882	796	217	(255)	3,571
Acquisition of business	1,812	170	333	499	—	2,814
Disposals	(1,573)	(431)	(326)	—	—	(2,330)
Exchange difference and other	(295)	(65)	(97)	(98)	(4)	(559)

Balance at May 31, 2014	$8,888	$4,550	$5,483	$4,389	$601	$23,911

Accumulated depreciation
Balance June 1, 2012	$(3,272)	$(1,489)	$(1,444)	$(1,275)	$—	$(7,480)
Charge for the year	(1,039)	(701)	(956)	(376)	—	(3,072)
Disposals	413	219	33	—	—	665
Exchange difference and other	1	(20)	(3)	3	—	(19)

Balance at May 31, 2013	(3,897)	(1,991)	(2,370)	(1,648)	—	(9,906)
Charge for the year	(1,300)	(979)	(1,143)	(509)	—	(3,931)
Disposals	1,340	431	326	—	—	2,097
Exchange difference and other	138	40	64	69	—	311

Balance at May 31, 2014	$(3,719)	$(2,499)	$(3,123)	$(2,088)	$—	$(11,429)

Net book value
At May 31, 2013	$3,116	$2,003	$2,407	$2,123	$860	$10,509

At May 31, 2014	$5,169	$2,051	$2,360	$2,301	$601	$12,482

The Company has contractual commitments at May 31, 2014 to purchase property, plant and equipment for $586.

Depreciation expense is included in the consolidated statements of comprehensive income in the following captions:

	Year ended May 31, 2014	Year ended May 31, 2013
Cost of goods sold	$755	$262
Selling, general and administrative expenses	3,176	2,810

Total depreciation expense	$3,931	$3,072

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

14.   GOODWILL AND INTANGIBLE ASSETS

Cost	Goodwill	Trade names & Trademarks	Purchased Technology	Customer Relationships	Non-compete Agreements	Computer Software	Leases	Total

Balance June 1, 2012	$8,900	$57,170	$8,934	$13,754	$505	$5,806	$457	$95,526
Acquisition of business	38,632	15,683	3,830	14,012	540	75	—	72,772
Additions	—	—	—	—	—	3,986	—	3,986
Disposals	—	—	—	—	—	(82)	—	(82)
Exchange difference	(26)	(25)	3	(33)	—	26	—	(55)

Balance at May 31, 2013	47,506	72,828	12,767	27,733	1,045	9,811	457	172,147
Acquisition of business	58,228	134,300	9,800	61,450	—	—	—	263,778
Additions	—	—	145	—	—	2,588	—	2,733
Disposals	—	—	—	—	—	(252)	—	(252)
Exchange difference	142	(2,218)	(356)	(617)	—	(245)	(23)	(3,317)

Balance at May 31, 2014	$105,876	$204,910	$22,356	$88,566	$1,045	$11,902	$434	$435,089

Accumulated amortization
Balance June 1, 2012	$—	$—	$(2,463)	$(9,737)	$(202)	(2,132)	(295)	(14,829)
Charge for the year	—	—	(1,140)	(2,403)	(349)	(799)	(74)	(4,765)
Disposals	—	—	—	—	—	46	—	46
Exchange difference	—	—	14	22	—	6	3	45

Balance at May 31, 2013	—	—	(3,589)	(12,118)	(551)	(2,879)	(366)	(19,503)
Charge for the year	—	—	(1,377)	(3,378)	(371)	(1,307)	(75)	(6,508)
Disposals	—	—	—	—	—	252	—	252
Exchange difference	—	—	144	488	—	68	20	720

Balance at May 31, 2014	$—	$—	$(4,822)	$(15,008)	$(922)	$(3,866)	$(421)	$(25,039)

Net book value
At May 31, 2013	$47,506	$72,828	$9,178	$15,615	$494	$6,932	$91	$152,644

At May 31, 2014	$105,876	$204,910	$17,534	$73,558	$123	$8,036	$13	$410,050

The Company has contractual commitments at May 31, 2014 to purchase computer software for $176.

Amortization expense is included in the consolidated statements of comprehensive income in the following captions:

	Year ended May 31, 2014	Year ended May 31, 2013
Cost of goods sold	$4,849	$3,640
Selling, general and administrative expenses	1,659	1,125

Total amortization expense	$6,508	$4,765

The Company tested its intangible assets for impairment based on the methodologies outlined below. When a discounted cash flow was used to measure the recoverable amount, the calculations utilized revenue and cash flow projections based on anticipated growth over a five year period. Revenue growth was based on management's assessment of inflation, economic projections, and market factors on price changes in the geographic locations in which the Company operates. Discount rates used were pre-tax and reflect specific risk relating to the relevant intangible assets.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Indefinite life intangible assets

The recoverable amount of goodwill and trade names and trademarks is based on the higher of its fair value less cost to sell or its value in use. The fair value of the goodwill was evaluated using the market value of the Company based on the closing share price at March 1, 2014 and 2013, respectively. The Company has determined that it had one cash generating unit and one operating segment for goodwill at March 1, 2014 and 2013, respectively. The trade names and trademarks were evaluated using the relief from royalty method and based on the following weighted averages:

	Year ended May 31, 2014	Year ended May 31, 2013
Royalty rate	5.5%	5.5%
Discount rate	11.9%	11.5%
Long-term terminal growth rate at the end of the five year period	3.3%	3.3%

In both fiscal 2014 and 2013, the impairment test did not lead to an impairment charge for any of the indefinite lived intangible assets. The key sensitivities in the impairment test are the discount rate and terminal growth rate. Therefore, the Company carried out sensitivity analysis incorporating various scenarios and using reasonable possible changes in the key assumptions. No impairment losses were revealed.

Definite life intangible assets

Purchased technology, customer relationships, non-compete agreements, computer software and leases were reviewed for indications of impairment. There were no indicators of impairment.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

15.   INCOME TAXES

Income tax expense consists of the following:

	Year ended May 31, 2014	Year ended May 31, 2013
Tax recognized in profit or loss:
Current tax expense:
Current year	$12,313	$6,679
Adjustment for prior years	135	(918)

Total	$12,448	$5,761

Deferred tax expense (benefit):
Origination and reversal of temporary differences	(5,197)	3,969
Change in unrecognized tax assets	—	(178)
Change in enacted rates	(69)	265
Adjustment for prior years	242	—

Total	$(5,024)	$4,056

Total tax recognized in profit or loss	$7,424	$9,817

Tax benefit recognized directly in equity:
Change in unrecognized tax assets	—	2,859
Change in enacted rates	112	—
Share-based compensation	3,199	1,968

Total	$3,311	$4,827

Tax benefit recognized in other comprehensive income:
Defined benefit plans	$104	$47

Tax expense recognized in goodwill and others:
Intangibles and others	$722	$13,171

The reconciliation of the income tax expense expected based on the statutory income tax rates of the jurisdictions in which the Company operates to the expense for income taxes included in the consolidated statements of comprehensive income is as follows:

	Year ended May 31, 2014	Year ended May 31, 2013
Income before income tax expense	$27,511	$35,149

Income tax expense at the domestic rates applicable to profits in the country concerned (27.3% — 2014; 30.0% — 2013)	$7,514	$10,558
Share-based compensation	(59)	332
Gain on bargain purchase	—	(361)
Change in unrecognized tax assets	—	(178)
Change in enacted rates	(69)	265
Return to provision and other prior year items	625	(918)
Other	(587)	119

Income tax expense in the consolidated statements of comprehensive income	$7,424	$9,817

The decrease in the applicable tax rate was due to a larger proportion of pre-tax income earned in lower-tax jurisdictions than the previous year.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Deferred income tax balances are detailed in the following table:

	May 31, 2014	May 31, 2013
Deferred income tax assets	$12,030	$4,985
Deferred income tax liabilities	(2,606)	(918)

Total	$9,424	$4,067

Deferred income tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or tax losses can be utilized. The tax effect of temporary differences and carryforwards, which give rise to net deferred income tax balances, consists of the following:

	May 31, 2014	May 31, 2013
Allowance for doubtful accounts	$3,291	$2,174
Inventory	3,573	1,988
Accrued expenses	4,372	2,204
Net operating loss carryforwards	4,915	2,232
Share-based compensation and defined benefit plans	9,608	8,351
Property, plant and equipment	(714)	851
Intangible assets	(14,965)	(16,113)
Investment tax credit carryforwards	(746)	1,284
Other	90	1,096

Total	$9,424	$4,067

The movement in deferred income tax balances is as follows:

	May 31, 2012	Recognized in profit or loss	Recognized in OCI	Recognized in equity	Other(1)	May 31, 2013
Allowance for doubtful accounts	$1,379	$483	$—	$—	$312	$2,174
Inventory	1,781	653	—	—	(446)	1,988
Accrued expenses	3,432	(1,383)	—	—	155	2,204
Net operating loss carryforwards	2,918	(3,821)	—	2,923	212	2,232
Share-based compensation and defined benefit plans	5,858	478	47	1,968	—	8,351
Property, plant and equipment	(1,972)	3,514	—	—	(691)	851
Intangible assets	467	(4,043)	—	—	(12,537)	(16,113)
Deferred research expenses	1,750	(1,750)	—	—	—	—
Investment tax credit carryforwards	1,322	269	—	—	(307)	1,284
Other	(512)	1,544	—	—	64	1,096

Total	$16,423	$(4,056)	$47	$4,891	$(13,238)	$4,067

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

	May 31, 2013	Recognized in profit or loss	Recognized in OCI	Recognized in equity	Other(1)	May 31, 2014
Allowance for doubtful accounts	$2,174	$1,072	$—	$—	$45	$3,291
Inventory	1,988	448	—	—	1,137	3,573
Accrued expenses	2,204	2,018	—	—	150	4,372
Net operating loss carryforwards	2,232	2,061	—	622	—	4,915
Share-based compensation and defined benefit plans	8,351	314	104	839	—	9,608
Property, plant and equipment	851	(1,565)	—	—	—	(714)
Intangible assets	(16,113)	1,148	—	—	—	(14,965)
Investment tax credit carryforwards	1,284	32	—	—	(2,062)	(746)
Other	1,096	(504)	—	(510)	8	90

Total	$4,067	$5,024	$104	$951	$(722)	$9,424

(1)
Other comprises research credits, goodwill and foreign exchange rates effects.

As of May 31, 2014 and 2013 the Company has Canadian non-capital loss carryforwards of $18,868 and $8,934, respectively. As of May 31, 2014 and 2013, the Company has intangible assets (net of amortization) exclusive of computer software and deferred financing costs in the U.S. of $291,784 and $30,306, respectively, which are amortizable for income tax purposes. These U.S. intangible assets are amortizable for income tax purposes on a straight line basis over 15 years. As of May 31, 2014 and 2013 the Company has intangible assets (net of amortization) exclusive of computer software and deferred financing costs in Canada of $32,531 and $34,158, respectively, which are amortizable for income tax purposes. Under Canadian tax law 75% of the Canadian intangible assets are amortizable for income tax purposes at a rate of 7% per year.

The Company has recognized a deferred income tax liability in the amount of $750 for the undistributed earnings of two of its subsidiaries in the current or prior years for the earnings it expects to repatriate. The Company has not recognized a deferred income tax liability for the undistributed earnings of its other subsidiaries because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no current intention to repatriate the earnings in total of $720 from its foreign subsidiaries which are owned directly by Bauer Hockey Corp., which is a Canadian corporation.

16.   DEBT

The total debt outstanding is comprised of:

	May 31, 2014	May 31, 2013
Asset-based revolving loan	$89,544	$—
Revolving loan	—	67,683
Term loan due 2021	450,000	—
Term loan due 2016	—	107,854
Finance lease obligations	257	67
Financing costs	(16,710)	(3,917)

Total debt	$523,091	$171,687

Current	$91,518	$10,774
Non-current	431,573	160,913

Total debt	$523,091	$171,687

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

New Credit Facility

On April 15, 2014, the Company, concurrently with the Easton Baseball/Softball acquisition, entered into a new credit facility (the "New Credit Facility") with Bank of America, N.A. The New Credit Facility is comprised of a (i) $450,000 term loan facility (the "New Term Loan") and a (ii) $200,000 asset-based revolving loan (the "New ABL Revolving Loan"). The Company refinanced its Amended Credit Facility, financed the cash purchase price of the Easton Baseball/Softball Acquisition and paid fees and expenses incurred in connection with the transaction with the use of cash on hand and an aggregate amount of $475,000 drawn from the New Credit Facility. In connection with the New Credit Facility, the Company incurred and capitalized $16,803 in fees in the year ended May 31, 2014.

The New Term Loan of $450,000 matures on April 15, 2021 and is subject to quarterly amortization of principal equal to 0.25% of the original aggregate principal amount of the New Term Loan drawn, with the balance of the New Term Loan payable on maturity. The interest rates per annum applicable to the New Term Loan equal an applicable margin percentage, plus, at the Company's option, (i) the U.S. base rate or (ii) LIBOR (subject to a 1% floor). The applicable margin is 2.50% per annum in the case of U.S. base rate advances and 3.50% per annum in the case of LIBOR advances, subject to adjustment upon the occurrence of the Leverage Step-Down Trigger (as defined in the New Term Loan facility) for so long as the Consolidated Total Net Leverage Ratio (as defined in the New Term Loan facility) remains less than 4.25:1.00.

The New ABL Revolving Loan of $200,000 matures on April 15, 2019 and is equal to the lesser of $200,000 (or Canadian dollar equivalent) and the borrowing base. The borrowing base is based on the Company's accounts receivable and inventory balances. The New ABL Revolving Loan includes a $25,000 letter of credit facility and a $20,000 swing loan facility. At the option of the Company, until August 31, 2014, the interest rates under the New ABL Revolving Loan are (i) LIBOR or CDOR, as applicable, plus 1.75% per annum or (ii) the U.S. base rate or Canadian prime rate, as applicable, plus 0.75% per annum. Following August 31, 2014, interest rate margins under the New ABL Revolving Loan are determined with reference to the following grid, based on the average availability, as a percentage of the aggregate commitments during the immediately preceding quarter:

Average Availability (% of Line Cap)	Interest Rate Margin for LIBOR/CDOR Rate Loans	Interest Rate Margin for U.S. Base Rate/ Canadian Prime Rate Loans
Equal to or greater than 66%	1.50%	0.50%
Less than 66% but equal to or greater than 33%	1.75%	0.75%
Less than 33%	2.00%	1.00%

At May 31, 2014 there are three letters of credit in the amount of $1,123 outstanding under the New ABL Revolving Loan.

Maturities of debt in each of the fiscal years ending May 31 are as follows:

2015	$91,514
2016	1,959
2017	1,962
2018	1,927
2019	1,967
Thereafter	423,762

Total debt	$523,091

Amended Credit Facility

On June 29, 2012, the Company amended the previous credit facility (the "Amended Credit Facility") to increase its borrowing capacity. The Company maintained the Amended Credit Facility up to April 15, 2014. The total loss on extinguishment of debt for the year ended May 31, 2014 was $2,589. The Amended Credit Facility was comprised of a (i) $130,000 term loan facility, denominated in both Canadian dollars and U.S. dollars and (ii) $145,000 revolving loan, denominated in both Canadian dollars and U.S. dollars, the availability of which was subject to meeting certain borrowing base requirements, such as eligible accounts receivable and inventory.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The revolving loan included a $20,000 letter of credit subfacility and a $10,000 swing line loan facility. The term loan and the revolving loan were to mature on March 10, 2016. In connection with the Amended Credit Facility, the Company incurred $1,569 in fees, of which $304 was recognized in selling, general and administrative expenses in the year ended May 31, 2013 and $1,265 was capitalized.

The interest rates per annum applicable to the loans under the Amended Credit Facility equal an applicable margin percentage, plus, at the Company's option depending on the currency of borrowing, (i) the U.S. base rate/Canadian Base rate or (ii) LIBOR/Bankers Acceptance rate. The applicable margin percentages and the unused commitment fee was subject to adjustment based upon the ratio of the total debt to Adjusted EBITDA as follows:

Total Debt to Adjusted EBITDA	Base Rate/ Canadian Base Rate	LIBOR/BA Rate	Unused Commitment Fee
Equal to or greater than 3.0x	1.25%	2.50%	0.50%
Equal to or greater than 2.5x but less than 3.0x	1.00%	2.25%	0.45%
Equal to or greater than 2.0x but less than 2.5x	0.75%	2.00%	0.40%
Less than 2.0x	0.50%	1.75%	0.35%

The Amended Credit Facility included covenants that required the Company to maintain a minimum fixed charge ratio, a minimum leverage ratio and maximum capital expenditures.

The range of interest rates on the loans is as follows:

	Year ended May 31, 2014	Year ended May 31, 2013
Asset-based revolving loan	1.24%-4.00%	—
Revolving loan	2.48%-4.25%	2.52%-5.50%
Term loan due 2021	4.50%-5.75%	—
Term loan due 2016	2.48%-4.25%	2.53%-5.50%

17.   ACCRUED LIABILITIES

Accrued liabilities include the following:

	May 31, 2014	May 31, 2013
Accrued payroll and related costs, excluding taxes	$13,858	$11,286
Accrued advertising and volume rebate	10,339	5,788
Accrued legal fees	1,319	601
Accrued endorsements and royalties	1,949	1,023
Customer credit balances	1,371	1,008
Other	9,757	5,966

Total accrued liabilities	$38,593	$25,672

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

18.   PROVISIONS

Provisions include the following:

	Warranty	Onerous contracts	Product liability	Decommissioning / Restoration	Total
Balance, May 31, 2013	$1,789	$482	$153	$—	$2,424
Acquisition of a business	2,514	380	—	—	2,894
Additions	6,705	—	—	406	7,111
Utilizations	(6,040)	(382)	—	(86)	(6,508)
Exchange differences	(61)	(15)	(8)	(16)	(100)

Balance, May 31, 2014	$4,907	$465	$145	$304	$5,821

Current	$4,907	$208	$145	$304	$5,564
Non-current	—	257	—	—	257

Balance, May 31, 2014	$4,907	$465	$145	$304	$5,821

Warranty: This provision represents the estimated cost of fulfilling warranty obligations.

Onerous contracts: The Company has recorded provisions for onerous leases resulting from the Mission Itech Hockey, Inc. acquisition on September 22, 2008 and the Easton Baseball/Softball acquisition on April 15, 2014.

Product Liability: This provision represents the estimated cost of a product liability claim.

Decommissioning / Restoration: This provision represents the estimated cost to restore a leased facility to its original state.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

19.   RETIREMENT BENEFIT OBLIGATIONS

Defined benefit plans

The Company has two defined benefit pension plans. These plans are not registered, are not funded, and do not accept new participants. Additionally, current participants do not earn any additional benefits. The Canadian defined benefit pension plan was available to designated senior management and executives. The US defined benefit pension plan was available to designated employees. Payouts under these plans are dependent on the Company's ability to pay at the time the participants are entitled to receive their payments.

The Company also pays all of the costs of a post-retirement life insurance plan which is available to most Canadian employees. This plan is not funded.

The IAS 19 results are based on an actuarial valuation by a qualified actuary. The following table provides the defined benefit plan liabilities:

	Defined benefit pension plan		Post-retirement life insurance plan		Total retirement benefit obligations
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013
Current	$358	$358	$—	$—	$358	$358
Non-current	4,956	4,913	550	609	5,506	5,522

Total	$5,314	$5,271	$550	$609	$5,864	$5,880

Changes in the present value of the defined benefit pension plan are as follows:

	Year ended May 31, 2014	Year ended May 31, 2013
Beginning balance	$5,271	$5,307
Interest cost	212	236
Benefits paid	(358)	(358)
Exchange rate gain	(237)	(15)
Actuarial losses	426	101

Total	$5,314	$5,271

The following table provides the principal actuarial assumptions used in determining the defined benefit pension obligation:

Canadian Plan	May 31, 2014	May 31, 2013
Discount rate	4.00%	4.10%
Inflation rate	2.10%	2.10%
U.S. Plan
Discount rate	3.80%	3.50%
Inflation rate	N/A	N/A

The discount rate was selected based on a review of current market interest rates of high quality, fixed rate debt securities adjusted to reflect the duration of expected future cash outflows for the defined pension benefit payments. The rate is determined by management with the aid of third-party actuaries. The mortality table used for the defined benefit plan obligation and benefit plan costs was UP-94 Generational.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The effect of a 1% change in the discount rate and inflation rate of the defined benefit pension obligation is reflected in the following table:

	Discount Rate For the year ended May 31, 2014		Inflation Rate For the year ended May 31, 2014
	1% Increase	1% Decrease	1% Increase	1% Decrease
Effect on interest cost	$27	$(33)	$(2)	$1

	Discount Rate May 31, 2014		Inflation Rate May 31, 2014
	1% Increase	1% Decrease	1% Increase	1% Decrease
Effect on defined benefit obligation	$(489)	$580	$(38)	$32

The amounts recognized in net income and other comprehensive income for the defined benefit pension plan and the post-retirement life insurance plan was:

	Year ended May 31, 2014	Year ended May 31, 2013
Recognized in profit or loss:
Selling, general and administrative expenses	$264	$290

Recognized in other comprehensive income (loss):
Actuarial losses, net of taxes	$220	$217

The cumulative actuarial losses recognized in other comprehensive income or the defined benefit pension plan and the post-retirement life insurance plan are $950. Benefits expected to be paid in the next fiscal year are $358.

Defined contribution plans

The Company has two defined contribution pension plans: a defined contribution Registered Retirement Savings Plan ("RRSP") which is available to most Canadian employees and a defined contribution 401(k) plan that covers all employees in the United States. The terms of the RRSP provides for annual contributions by the Company as determined by executive management. Contributions to the RRSP for the years ended May 31, 2014 and 2013 were $451 and $447, respectively. The RRSP contributions are included in cost of goods sold and selling, general and administrative expenses.

Employees are eligible to participate in the defined contribution 401(k) plan ("401(k)") immediately upon hire; there is no service requirement. The 401(k) plan provides for matching contributions in an amount equal to 100% of the first 4% contributed by the employee to the plan. Matching contributions to the 401(k) plan were $562 and $478 for the years ended May 31, 2014 and 2013, respectively. The 401(k) contributions are included in selling, general and administrative expenses.

20.   SHARE CAPITAL

(a)
Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of Proportionate Voting Shares.

Common Shares may at any time, at the option of the holder, be converted into Proportionate Voting Shares on the basis of 1,000 common shares for one Proportionate Voting Share. Each outstanding Proportionate Voting Share may at any time, at the option of the holder, be converted into 1,000 Common Shares. Except in limited circumstances, no fractional equity share will be

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

issued on any conversion of another equity share. For all matters coming before shareholders, the Common Shares carry one vote per share and the Proportionate Voting Shares carry 1,000 votes per share.

Immediately at the time that none of the initial holders of Proportionate Voting Shares and their affiliates beneficially owns, controls or directs, directly or indirectly, any Proportionate Voting Shares: all issued and outstanding Proportionate Voting Shares will automatically convert into Common Shares on a one to 1,000 basis; the right of holders of Common Shares to convert their Common Shares into shares of Proportionate Voting Shares will be terminated; and all authorized and unissued Proportionate Voting Shares shall automatically convert into authorized and unissued Common Shares on a one to 1,000 basis; and the Board of Directors shall not be entitled to thereafter issue any Proportionate Voting Shares.

The holders of common shares and proportionate voting shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and vote at those meetings, except those meetings at which holders of a specific class of shares are entitled to vote separately as a class under the British Columbia Business Corporations Act.

(b)
Issued and outstanding shares

The Company's issued and outstanding shares are detailed in the table below:

	Number of Units(1)	Amount
Balance as of May 31, 2012	30,082,925	$107,858
Issuance of common shares	642,000	4,888
Public offering	3,691,500	28,014
Common shares issued upon exercise of stock options	171,292	637

Balance as of May 31, 2013	34,587,717	$141,397

Balance as of May 31, 2013	34,587,717	$141,397
Common shares issued upon exercise of stock options	1,182,443	4,573

Balance as of May 31, 2014	35,770,160	$145,970

(1)
Reflects a conversion of Proportionate Voting Shares to Common Shares at the conversion ratio of 1,000 Common Shares to one Proportionate Voting Share.

The acquisition of Cascade was funded by the issuance of 642,000 common shares resulting in proceeds of $4,888 ($5,008 Canadian dollars) and a public offering of 3,691,500 common shares at a price of $7.80 Canadian dollars per share for gross proceeds of $28,014 ($28,794 Canadian dollars). The Company incurred $2,098 in share offering costs in the year ended May 31, 2013. These costs are recorded as a reduction of share capital. Refer to Note 5 — Business Combinations for a description of the acquisition.

Refer to Note 28 — Subsequent Events for a description of a public offering of common shares.

21.   SHARE-BASED PAYMENTS

Each of the Company's stock option plans are described in detail below.

The Rollover Plan (equity-settled)

The Rollover Plan was adopted by the Board of Directors on March 10, 2011. The terms of the Rollover Plan are substantially similar to the terms of the 2011 Plan detailed below, except that all rollover options are fully vested and no further options may be granted under the Rollover Plan. An aggregate of 5,119,815 rollover options were issued under the Rollover Plan.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Information concerning stock option activity under the Rollover Plan for the year ended May 31, 2013 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
Beginning of the period	5,015,556	$4.21	6.00
Exercised(1)	(316,278)	3.49	4.93

Outstanding and exercisable at end of period	4,699,278	$4.26	5.00

(1)
The weighted average share price at the date of exercise for the stock options exercised in the year ended May 31, 2013 was $11.18 Canadian dollars.

Information concerning stock option activity under the Rollover Plan for the year ended May 31, 2014 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
Beginning of the period	4,699,278	$4.26	5.00
Exercised(1)	(1,505,601)	3.59

Outstanding and exercisable at end of period	3,193,677	$4.58	4.02

(1)
The weighted average share price at the date of exercise for the stock options exercised in the year ended May 31, 2014 was $12.22 Canadian dollars.

Information concerning options outstanding and exercisable under the Rollover Plan as of May 31, 2014 is summarized as follows:

Exercise Price (Canadian dollars)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
$3.49	2,488,975	$3.49	3.98
$4.71 - $6.97	407,216	6.92	4.35
$10.46	297,486	10.46	3.88

Total	3,193,677	$4.58	4.02

In the twelve months ended May 31, 2013, the Company recognized share-based payments expense for its Rollover Plan of $277. Share-based payments expense recognized in income is included in selling, general and administrative expense, and was credited to contributed surplus. As of May 31, 2014, there is no unrecognized cost for the Rollover Plan.

The 2011 Plan (equity-settled)

The 2011 Plan was adopted by the Board of Directors on March 10, 2011. The maximum aggregate number of common shares which may be subject to options under the 2011 Plan and any other proposed or established share compensation arrangement of the Company (other than the Rollover Plan) is 12% of the Company's common shares outstanding from time to time (assuming the conversion of all Proportionate Voting Shares to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share). On this basis, at May 31, 2014, the maximum number of common shares available under the 2011 Plan was 4,292,419.

The exercise price per share of each share option shall be fixed by the Board of Directors and shall not be less than the market value of the common shares at the time of the grant. The options expire ten years from the date of grant and are subject to accelerated

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

vesting upon change of control. For options granted to employees, officers, and directors the options vest one-fourth each year at each anniversary of the date of the grant. Expected volatility is estimated by considering historic average share price volatility of comparable public companies.

The assumptions used for options granted and the fair value at the date of grant is noted in the following table:

	Year ended May 31, 2014	Year ended May 31, 2013
Weighted average expected term (in years)	6.25	6.25
Weighted average expected volatility	37.12%	36.53%
Weighted average risk-free interest rate	1.75%	1.44%
Expected dividend yield	0%	0%
Weighted average fair value per option granted (Canadian dollars)	$5.60	$3.81

Information concerning stock option activity under the 2011 Plan for the year ended May 31, 2013 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Life (years)
Beginning of the period	998,497	$7.36	8.85
Granted	2,340,000	10.88
Exercised(1)	(50,000)	7.50
Canceled	(17,000)	10.54
Forfeited	(205,500)	8.89

Options outstanding at end of period	3,065,997	$9.92	9.03

Exercisable at end of period	418,750	$7.43	7.82

(1)
The weighted average share price at the date of exercise for the stock options exercised in the year ended May 31, 2013 was $11.38 Canadian dollars.

Information concerning stock option activity under the 2011 Plan for the year ended May 31, 2014 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Life (years)
Beginning of the period	3,065,997	$9.92	9.03
Granted	1,374,500	14.20
Exercised(1)	(141,625)	7.51
Forfeited	(64,000)	11.08

Options outstanding at end of period	4,234,872	$11.37	8.61

Exercisable at end of period	1,021,250	$9.25	7.72

(1)
The weighted average share price at the date of exercise for the stock options exercised in the year ended May 31, 2014 was $11.86 Canadian dollars.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Information concerning options outstanding and exercisable under the 2011 Plan as of May 31, 2014 is summarized as follows:

	Awards Outstanding			Awards Exercisable
Exercise Price (Canadian dollars)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
$5.36 - $8.04	929,872	$7.49	7.15	535,500	$7.45	6.97
$8.05 - $10.95	981,500	10.68	8.34	245,000	10.68	8.34
$10.96 - $14.55	2,323,500	13.22	9.30	240,750	11.81	8.74

Total	4,234,872	$11.37	8.61	1,021,250	$9.25	7.72

Estimated forfeiture rates are incorporated into the measurement of share-based payment expense for certain classes of employees. In the years ended May 31, 2014 and 2013, the Company recognized share-based payment expense for its 2011 Plan of $4,092 and $3,237, respectively. Share-based payment expense recognized in profit or loss is included in selling, general and administrative expenses, and was credited to contributed surplus.

Deferred Share Unit Plan (equity-settled)

On September 18, 2012, the Board adopted a Deferred Share Unit Plan (the "Plan") for the directors of the Company. The purpose of the Plan is to promote a greater alignment of interests between certain eligible directors ("Eligible Directors") and the shareholders of the Company. Under the terms of the Plan, each Eligible Director may elect to receive director fees (i.e. retainers, meeting fees) and other cash compensation payable for services as an independent contractor paid entirely in cash or up to 100% in deferred share units ("DSUs").

The Company reserved 100,000 Common Shares for issuance under the Plan. Of the 100,000 DSUs authorized for issuance under the plan, 71,589 were available for issuance as of May 31, 2014. During the year ended May 31, 2014, 22,481 DSUs were issued and a total amount of $226 was credited to contributed surplus. As of May 31, 2014, 28,411 DSUs are outstanding with related contributed surplus amounting to $324.

22.   EARNINGS PER SHARE

The computation of basic and diluted earnings per common share follows:

	Year ended May 31, 2014(1)	Year ended May 31, 2013(1)
Net income	$20,087	$25,332

Weighted average common shares outstanding	35,476,607	34,107,334
Assumed conversion of dilutive stock options and awards	2,020,389	2,299,674

Diluted weighted average common shares outstanding	37,496,996	36,407,008

Basic earnings per common share	$0.57	$0.74

Diluted earnings per common share	$0.54	$0.70

Anti-dilutive stock options and awards excluded from diluted earnings per share calculation	86,105	745,717

(1)
Reflects a conversion of Proportionate Voting Shares to Common Shares at the conversion ratio of 1,000 Common Shares to 1 Proportionate Voting Share.

Refer to Note 28 — Subsequent Events for a description of a public offering of common shares.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

23.   FINANCIAL INSTRUMENTS

The classification of the Company's financial instruments, as well as their carrying amounts and fair values, are shown in the table below.

	May 31, 2014		May 31, 2013
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash	$6,871	$6,871	$4,467	$4,467
Receivables:
Trade receivables	179,825	179,825	116,364	116,364
Other receivables	35,226	35,226	2,212	2,212
Financial instruments at fair value through profit or loss:
Foreign currency forward contracts	3,193	3,193	5,632	5,632
Financial Liabilities
Trade and other payables	42,116	42,116	22,548	22,548
Accrued liabilities	38,593	38,593	25,672	25,672
Asset-based revolving loan	89,544	89,544	—	—
Revolving loan	—	—	67,683	67,683
Term loan due 2021, bearing interest at variable rates	450,000	450,000	—	—
Term loan due 2016, bearing interest at variable rates	—	—	107,854	107,854
Finance lease obligations	257	257	67	67

The Company has determined that the fair value of its current financial assets and liabilities approximates their respective carrying amounts as of the reporting dates because of the short-term nature of those financial instruments. The fair value of the Company's long-term debt bearing interest at variable rates is considered to approximate the carrying amount. The fair value of the finance lease obligations was calculated using market interest rates at the reporting date. The fair value of the foreign currency forward contracts were measured using Level 2 inputs in the fair value hierarchy.

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

  •
  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of the foreign currency forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract's value at maturity based on the foreign exchange rate set out in the contract and the contract's value at maturity based on the foreign exchange rate that the counterparty would use if it were to renegotiate the same contract at today's date under the same conditions.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The fair values of derivative instruments held as of May 31, 2014 and May 31, 2013:

	Valuation Method	May 31, 2014	May 31, 2013
Asset derivatives not designated as hedging instruments:
Foreign currency forward contracts included in current assets	Level 2	$3,193	$4,513
Foreign currency forward contracts included in non-current assets	Level 2	—	1,119

Total		$3,193	$5,632

The changes in the fair value of the foreign currency forward contracts recorded in earnings are summarized below:

	Year ended May 31, 2014	Year ended May 31, 2013
Fair value of contracts outstanding at beginning of the period	$5,632	$4,882
Net change in fair value — unrealized gain (loss)	(2,023)	942
Exchange rate loss	(416)	(192)

Fair value of contracts outstanding at end of the period	$3,193	$5,632

The losses and gains resulting from the net changes in fair value are included in finance costs and finance income in the consolidated statements of comprehensive income.

24.   COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into long-term operating lease agreements for buildings and equipment that expire at various dates through fiscal 2030. Amounts of minimum future annual rental commitments under non-cancelable operating leases are as follows:

	May 31, 2014	May 31, 2013
Less than one year	$8,618	$4,980
Between one and five years	12,593	8,256
More than five years	4,599	3,081

Total	$25,810	$16,317

Certain of the leases contain renewal clauses for the extension of the lease for one or more renewal periods. Rent expense included in selling, general and administrative expenses for the years ended May 31, 2014 and 2013 was $3,544 and $2,726, respectively.

Total contractual sublease rent to be received by the Company in future years amounted to $957 at May 31, 2014 and $1,941 at May 31, 2013. Sublease income (expense), consisting of sublease rent received and sublease related expenses, included in other expenses for the years ended May 31, 2014 and 2013 was $43 and $11, respectively.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The Company enters into endorsement contracts(1) with athletes and sports teams. Amounts of commitments under endorsement contracts are as follows:

	May 31, 2014	May 31, 2013
Less than one year	$7,244	$4,029
Between one and five years	6,835	3,373
More than five years	1,075	—

Total	$15,154	$7,402

(1)
The amounts listed for endorsement contracts represent approximate amounts of base compensation and minimum guaranteed royalty fees the Company is obligated to pay athletes, sport teams, and other endorsers of the Company's products. Actual payments under some contracts may be higher than the amounts listed as these contracts provide for bonuses to be paid to the endorsers based upon certain achievements and/or royalties on product sales in future periods. Actual payments under some contracts may also be lower as these contracts include provisions for reduced payments if certain performance criteria are not met in future periods. In addition to the cash payments, the Company is obligated to furnish the endorsers with products for their use. It is not possible to determine how much the Company will spend on this product on an annual basis as the contracts do not stipulate a specific amount of cash to be spent on the product. The amount of product provided to the endorsers will depend on many factors including general playing conditions, the number of sporting events in which they participate, and the Company's decisions regarding product and marketing initiatives. In addition, the costs to design, develop, source, and purchase the products furnished to the endorsers are incurred over a period of time and are not necessarily tracked separately from similar costs incurred for products sold to customers.

At May 31, 2014, the Company had commitments to purchase inventory of $104,908 and non-inventory of $1,800.

Contingencies

The Company acquired Kohlberg Sports Group Inc. ("KSGI") on March 10, 2011. In connection with the formation of KSGI in March 2008, a subsidiary of KSGI agreed to pay additional consideration to Nike, Inc. in future periods, based upon the attainment of a qualifying exit event. At May 31, 2014, the maximum potential future consideration pursuant to such arrangements, to be resolved on or before the eighth anniversary of April 16, 2008, is $10,000. On April 16, 2008, all of the security holders of KSGI (collectively, the "Existing Holders") entered into a reimbursement agreement with the Company pursuant to which each such Existing Holder agreed to reimburse the Company, on a pro rata basis, in the event that the Company or any of its subsidiaries are obligated to make a payment to Nike, Inc.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights, and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

25.   SUBSIDIARIES

The Company has direct or indirect investments in the common share capital of the following subsidiaries which principally affect the net income and net assets of the Company:

	Country of incorporation and operations	Proportion of shares and voting rights held by the Company(1)
Bauer Hockey Corp.	Canada	100%
Bauer Hockey, Inc.	USA	100%
Bauer Performance Lacrosse Inc.(2)	USA	100%
Easton Baseball/Softball Inc.(3)	USA	100%
(1)
directly or indirectly

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

(2)
formerly Sport Helmets, Inc., the sole surviving entity following the reorganization of the Company's lacrosse operating entities and holding bodies, including Cascade Helmets Holdings, Inc. and Maverik Lacrosse LLC, which was completed on December 31, 2012.

(3)
entity was established as part of the Easton Baseball/Softball acquisition. Refer to Note 5 — Business Combinations for a description of the acquisition.

To avoid a table of excessive length, smaller subsidiaries representing an aggregate of less than 10% of the consolidated revenues of the Company have been omitted. The Company, directly or indirectly, holds 100% of the shares and voting rights of these smaller subsidiaries.

26.   RELATED PARTIES

The Kohlberg Funds are a related party of the Company. The Kohlberg Funds include Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which is managed by Kohlberg & Co L.L.C. On June 29, 2012, in conjunction with the acquisition of Cascade and related share offering, the Company issued 642,000 Common Shares as part of a concurrent private placement to the Kohlberg Funds resulting in gross and net proceeds of $4,888 ($5,008 Canadian dollars). Refer to Note 5 — Business Combinations and Note 20 — Share Capital.

On September 26, 2012, the Kohlberg Funds entered into an agreement for a secondary offering, on a bought deal basis, of 3,600,000 Common Shares of the Company at an offering price of $9.90 Canadian dollars per Common Share. In addition, an over-allotment option was granted, exercisable for a period of 30 days from closing, to purchase up to an additional 540,000 Common Shares. On October 17, 2012, the Kohlberg Funds completed the sale of an aggregate of 4,140,000 Common Shares at a price of $9.90 Canadian dollars per Common Share, including the exercise in full of the over-allotment option. The Company did not receive any proceeds from the secondary offering. The Common Shares sold under the terms of the offering had previously been held by the Kohlberg Funds in the form of Proportionate Voting Shares which were converted to Common Shares on the basis of one Proportionate Voting Share for 1,000 Common Shares to facilitate the secondary offering. In connection with the secondary offering, the Company incurred $461 in fees in the year ended May 31, 2013, which was recognized in selling, general and administrative expenses.

On January 17, 2013, the Kohlberg Funds entered into an agreement for a secondary offering, on a bought deal basis, of 3,000,000 Common Shares of the Company at an offering price of $11.60 Canadian dollars per Common Share. In addition, an over-allotment option was granted, exercisable for a period of 30 days from closing, to purchase up to an additional 450,000 Common Shares. On February 6, 2013, the Kohlberg Funds completed the sale of an aggregate of 3,450,000 Common Shares at a price of $11.60 Canadian dollars per Common Share, including the exercise in full of the over-allotment option. The Company did not receive any proceeds from the secondary offering. The Common Shares sold under the terms of the offering had previously been held by the Kohlberg Funds in the form of Proportionate Voting Shares which were converted to Common Shares on the basis of one Proportionate Voting Share for 1,000 Common Shares to facilitate the secondary offering. In connection with the secondary offering, the Company incurred $365 in fees which was recognized in selling, general and administrative expenses in the year ended May 31, 2013.

On October 17, 2013, the Kohlberg Funds entered into an agreement for a secondary offering, on a bought deal basis, of 5,500,000 Common Shares of the Company at an offering price of $12.15 Canadian dollars per Common Share. In addition, an over-allotment option was granted, exercisable for a period of 30 days from closing, to purchase up to an additional 825,000 Common Shares. On November 1, 2013, the Kohlberg Funds completed the sale of an aggregate of 6,325,000 Common Shares at a price of $12.15 Canadian dollars per Common Share, including the exercise in full of the over-allotment option. The Company did not receive any proceeds from the secondary offering but was responsible for all distribution expenses (excluding any underwriters' fees) pursuant to its obligations under a registration rights agreement with the Kohlberg Funds. The Common Shares sold under the terms of the offering had previously been held by the Kohlberg Funds in the form of Proportionate Voting Shares which were converted to Common Shares on the basis of one Proportionate Voting Share for 1,000 Common Shares to facilitate the secondary offering. In connection with the secondary offering, the Company incurred $524 in fees which was recognized in selling, general and administrative expenses in the year ended May 31, 2014.

As of May 31, 2014 there were no outstanding balances due to or due from the Kohlberg Funds.

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The Company has related party relationships with its Board of Directors and key management personnel. The Company's key management personnel are comprised of the Chief Executive Officer, Chief Financial Officer and the top three senior executives. Employee benefits expense for the Company's Board of Directors and key management personnel included in selling, general and administrative expenses is as follows:

	Year ended May 31, 2014	Year ended May 31, 2013
Wages and salaries	$4,298	$3,489
Statutory benefits	290	262
Share-based payments expense	2,743	1,487
Termination benefits	—	534
Other personnel costs and benefits	7	7

Total employee benefits expense	$7,338	$5,779

27.   OPERATING SEGMENTS

As a result of the Easton Baseball/Softball acquisition and certain other recent changes in reporting and management structure, the Company is changing its operating segments. Previously, the Company has reported under one operating segment. As of May 31, 2014, the Company has two reportable operating segments, Hockey and Baseball/Softball. The remaining operating segments do not meet the criteria for a reportable segment and are included in Other Sports. The Hockey segment includes the Bauer and Mission brands. The Baseball/Softball segment includes the Easton and Combat brands. Other Sports includes the Lacrosse and Soccer operating segments.

These operating segments were determined based on the management structure established in the fourth quarter of the year ended May 31, 2014 and the financial information, among other factors, reviewed by the CODM to assess segment performance. The Company is currently in the process of further modifying its management structure and transforming its internal financial reporting to support the Company's operations and additional segment information, beyond revenues, will be provided as this process is completed. These changes are modifying how information is used by the CODM to allocate resources and assess performance. The accounting policies of the segments are the same as those described in Notes 3 and 4.

Segmented revenue information is summarized as follows:

	Year ended May 31, 2014	Year ended May 31, 2013
Hockey	$386,220	$370,906
Baseball/Softball	24,461	93
Other Sports	35,498	28,594

Total	$446,179	$399,593

28.   SUBSEQUENT EVENTS

Effective June 17, 2014, the Company changed its corporate name from Bauer Performance Sports Ltd. to Performance Sports Group Ltd.

On June 25, 2014, the Company completed its underwritten public offering in the United States and Canada (the "Offering") of 8,161,291 common shares at a price to the public of $15.50 U.S. dollars per share, for total gross proceeds of approximately $126,500, including the exercise in full of the over-allotment option. After giving effect to the issuance of 8,161,291 common shares in connection with the Offering, as of June 25, 2014, the Company has 39,606,451 issued and outstanding common shares and 4,325 issued and outstanding proportionate voting shares, or an equivalent of 43,931,451 common shares (assuming the conversion of all proportionate voting shares into common shares on the basis of 1,000 common shares for one proportionate voting share). The Company used the net proceeds of the Offering to reduce leverage and repay $119,500 of the New Term Loan Facility. The

PERFORMANCE SPORTS GROUP LTD.
(formerly Bauer Performance Sports Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

repayment was first applied against the outstanding amortization payments and as such no further amortization payments are due for the life of the facility. The repayment also reduced the applicable margin by 0.50% per annum which is a component of the interest rate on the New Term Loan Facility.

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  Exhibit 99.2
Independent Auditors' Report
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in thousands of U.S. dollars)
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Expressed in thousands of U.S. dollars, except per share amounts)
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Expressed in thousands of U.S. dollars)
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. dollars)
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended May 31, 2014 and 2013 (In thousands of U.S. dollars except for share and per share amounts)
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended May 31, 2014 and 2013 (In thousands of U.S. dollars except for share and per share amounts)
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended May 31, 2014 and 2013 (In thousands of U.S. dollars except for share and per share amounts)
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended May 31, 2014 and 2013 (In thousands of U.S. dollars except for share and per share amounts)
PERFORMANCE SPORTS GROUP LTD. (formerly Bauer Performance Sports Ltd.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended May 31, 2014 and 2013 (In thousands of U.S. dollars except for share and per share amounts)